FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the gistrant in connection with Rule 12g3-2(b): 82- ..............).

24 November 2010

HSBC HOLDINGS PLC
THIRD INTERIM DIVIDEND FOR 2010
SCRIP DIVIDEND ALTERNATIVE

On 1 November 2010, the Directors of HSBC Holdings plc declared a third interim dividend for 2010 of US$0.08 per ordinary share payable on 12 January 2011 to holders of record on 18 November 2010 on the Hong Kong Overseas Branch Register and 19 November 2010 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative. The "Market Value" for the issue of new shares under the scrip dividend alternative is:

US$10.4577 for each new share

The "Market Value" is the United States dollar equivalent of £6.5644 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 17 November 2010.

Dividends payable in cash in sterling or Hong Kong dollars on 12 January 2011 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 4 January 2011. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Particulars of the dividend arrangements will be mailed to shareholders on or about 1 December 2010, and elections must be received by the Registrars by 29 December 2010.

R G Barber
Group Company Secretary
HSBC Holdings plc

Media enquiries to Brendan McNamara on +44 (0)20 7991 0655 or at brendan.mcnamara@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, North America, Latin America and the Middle East. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                               By:

                                                                                                                                                               Name:   P A Stafford

                                                                                                                                                               Title: Assistant Group Secretary

                                                                                                                                                               Date:  24 November, 2010